8/27



03029635

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME X-Cal Resources Ltd

*CURRENT ADDRESS

**FORMER NAME



PROCESSED SEP 04 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1655 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 8/29/03

X-Cal Resources Ltd.
Consolidated Financial Statements
March 31, 2003 and 2002


Grant Thornton


SEC MAIL PROCESSING
RECEIVED
AUG 26 2003
WASH. D.C.
188
SECTION

Contents

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

Auditors' Report

To the Shareholders of
X-Cal Resources Ltd.

We have audited the consolidated balance sheets of X-Cal Resources Ltd. as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Grant Thornton LLP

Vancouver, Canada
June 12, 2003

Chartered Accountants

P.O. Box 11177, Royal Centre
Suite 2800
1055 West Georgia Street
Vancouver, BC V6E 4N3
T (604) 687-2711
F (604) 685-6569
E Vancouver@GrantThornton.ca
W www.GrantThornton.ca

X-Cal Resources Ltd.
Consolidated Balance Sheets

March 31	2003	2002
Assets		
Current		
Cash and term deposits	$ 2,764,420	$ 20,561
Receivables and prepayments	159,414	34,837
	2,923,834	55,398
Note receivable (Note 3)	70,583	60,914
Mineral property interests (Note 4) (Page 15)	15,515,049	14,727,617
Capital assets (Note 5)	66,887	26,745
	$ 18,576,353	$ 14,870,674
Liabilities		
Current		
Payables and accruals	$ 251,300	$ 210,116
Current portion of term debt (Note 6)	5,661	-
	256,961	210,116
Term debt (Note 6)	18,001	-
	274,962	210,116
Shareholders' Equity		
Capital stock (Note 7)	27,822,728	23,386,427
Contributed surplus	173,999	-
Deficit	(9,695,336)	(8,725,869)
	18,301,391	14,660,558
	$ 18,576,353	$ 14,870,674

Going concern (Note 1)

On behalf of the Board

____________________ Director ____________________ Director

See accompanying notes to the consolidated financial statements.

X-Cal Resources Ltd.
Consolidated Statements of Operations and Deficit

Year Ended March 31		2003		2002
General and administrative expenses				
Automobile	$	**13,267**	$	12,107
Consulting		**31,600**		18,333
Depreciation		**10,977**		15,647
Investor relations, including in 2003 $107,537 of stock based compensation (Note 7)		**236,394**		22,727
Shareholder communication		**121,349**		34,465
Legal, accounting and audit		**58,454**		30,971
Office and other		**34,066**		17,449
Registrar and transfer agent		**16,946**		13,790
Rent		**44,172**		31,323
Salaries and benefits		**211,950**		123,592
Stock exchange fees		**50,898**		31,527
Telephone		**18,380**		14,110
Travel		**63,095**		55,091
		911,548		421,132
Loss before other items		**(911,548)**		(421,132)
Other items				
Foreign exchange loss		**(34,463)**		(185)
Interest income		**19,158**		965
Loss before mineral property costs expensed		**(926,853)**		(420,352)
Mineral property exploration costs expensed		**(42,614)**		(8,683)
Net loss	$	**(969,467)**	$	(429,035)
Net loss per share	$	**(0.02)**	$	(0.01)
Weighted average common shares outstanding		**59,112,911**		49,830,285
Deficit, beginning of year	$	**(8,725,869)**	$	(8,296,834)
Net loss		**(969,467)**		(429,035)
Deficit, end of year	$	**(9,695,336)**	$	(8,725,869)

See accompanying notes to the consolidated financial statements.

X-Cal Resources Ltd.
Consolidated Statements of Cash Flows

Year Ended March 31		2003		2002
Cash derived from (applied to)				
Operating				
Net loss	$	(969,467)	$	(429,035)
Stock-based compensation included in investor relations		107,537		-
Depreciation		10,977		15,647
Change in receivables, prepayments and payables		(83,393)		54,129
		(934,346)		(359,259)
Financing				
Shares issued for cash		4,436,301		579,480
Investing				
Notes receivable		(9,669)		88,102
Mineral property interests		(720,970)		(282,264)
Capital assets		(27,457)		(7,500)
		(758,096)		(201,662)
Net increase in cash		2,743,859		18,559
Cash and term deposits				
Beginning of year		20,561		2,002
End of year	$	2,764,420	$	20,561
Non-cash investing and financing activities:				
Issue of shares to acquire mineral property interests	$	-	$	167,500
Stock based compensation capitalized in mineral properties (Note 7)		66,462		-
Term debt re automobile purchase		23,662		-

See accompanying notes to the consolidated financial statements.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
March 31, 2003 and 2002

1. Operations and going concern

The company is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. There is no assurance that the company will be successful in its search.

Although the company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the company to obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

The company is dependent upon share issuances to provide the funding necessary to continue to explore its mineral properties and to meet its general operating expenses as they arise. There is no assurance that such additional financing will be available.

These financial statements have been prepared on the basis that the company is a going concern. These financial statements do not include adjustments that would be necessary should it be determined that the company may be unable to continue as a going concern.

2. Summary of significant accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

The consolidated financial statements include the accounts of the company and X-Cal U.S.A. Inc., its wholly-owned subsidiary.

Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

Translation of foreign currencies

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets are translated at rates prevailing when acquired; and, revenue and expenses are translated at average rates of exchange for the year. Translation gains and losses are included in the results of operations for the year.

2. Summary of significant accounting policies (Continued)

Cash

The company considers cash to include cash and short term investments readily convertible into cash with original maturities of three months or less.

Mineral property interests

Mineral interests represent acquisition and holding costs and deferred exploration costs, less amounts written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties which are abandoned or considered uneconomic in the foreseeable future are written off.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the company, those future payments, whether in cash or shares, are recorded only when the company has made or becomes obliged to make the payment or to issue the shares.

Reclamation costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as an exploration cost in the period the property is abandoned.

Capital assets

Capital assets are recorded at cost less accumulated depreciation and are amortized at 20% per annum on the straight line method.

Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the related agreement to issue stock is made or, if such issuance is at the option of the company, at the time the company determines to issue such stock.

Future income taxes

The company follows the liability method of accounting for income taxes. Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using enacted income tax rates at each balance sheet date. Future income tax assets also include the benefit that may be derived from unused loss carryforwards and unclaimed other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

2. **Summary of significant accounting policies** (Continued)

Net income (loss) per share

Basic net income (loss) per share amounts are calculated using the weighted average number of common shares outstanding during the year. Fully diluted net income (loss) per share is calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of warrants and options and that the assumed proceeds from the exercise of warrants and options are used to purchase common shares at the average market price during the year. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during the years in which a net loss is incurred as the effect is anti-dilutive.

Stock-based compensation

Stock-based compensation awards granted to non-employees are recorded as an expense, capitalized in mineral properties, or charged to capital stock, depending upon the nature of the award, based on the fair value estimated using the Black-Scholes Pricing Model.

The company has a stock option plan which is described in Note 7. No compensation expense is recognized on any of the grant, vesting or exercise of an option to employees and directors under the plan, although pro-forma disclosure is made of the compensation expense, and the resulting net income or loss and earnings or loss per share, that would have been recognized if the fair value of the options granted and vested had been recognized as an expense. Upon exercise, the transaction is recorded as an issuance of share capital for cash at the exercise price. Compensation expense and contributed surplus are recognized in the period in which the options vest for the fair value of stock options granted to non-employees. Upon exercise, the transaction is recorded as an issuance of share capital for cash at the exercise price plus the contributed surplus related to the option.

Financial instruments

The company has various financial instruments including cash and term deposits, receivables, note receivable, payables and accruals. It was not practicable to determine the fair value of the note receivable. The carrying value of all other financial instruments approximates their fair values.

3. **Note receivable**

The company has made loans to a director to purchase shares of its capital stock. These loans do not bear interest and are unsecured.

4. Mineral property interests

Environmental practices

The company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it has previously had an interest.

Management is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the company.

Mineral property interests

	2003	2002
Battle Mountain Trend, Nevada, U.S.A.		
Sleeper Gold Project	$ **15,411,293**	$ 14,637,224
Pipeline area – Mill claims	**103,755**	90,392
Omineca Mining Division, B.C.		
Snowbird Group option	**1**	1
	$ **15,515,049**	$ 14,727,617

Sleeper Gold Project

In December 1993, the company acquired the rights to explore, develop and mine the Sleeper Extension (York) claim group located in Humbolt County, Nevada. In order to earn a 100% interest in the property, the company issued 225,000 shares and must make advance royalty payments of U.S. $3,000,000 payable at U.S. $50,000 per year (cumulative required amount of U.S. $400,000 has been paid to date). Any commercial production from the property is subject to a 3% net smelter return royalty which may be offset in full to the extent of royalties paid in advance. When U.S. $3,000,000 has been paid the royalty will be reduced to 0.5%. X-Cal has the right of first refusal to purchase the remaining 0.5% at a price to be negotiated should the holder wish to offer it for sale.

In April 1996, the company agreed to form a joint venture to explore and develop the Sleeper Extension and the adjacent Sleeper Property owned and operated by Amax Gold Inc. and its subsidiary, Nevada Gold Mining, Inc. Under the terms of the agreement X-Cal paid U.S. $25,000 and issued 100,000 shares to Amax, spent a minimum of U.S. $2,000,000 on exploration of the properties and agreed to issue a further 1,000,000 shares on formation of the joint venture.

In April 1997, the company paid a U.S. $100,000 option fee, and in August 1997 an extension fee of U.S. $250,000, and issued 500,000 shares to acquire from Amax an option to purchase its interest in the Sleeper Property.

In November 1997, the company and Amax formed the planned joint venture to explore and develop the properties. A formal joint venture agreement was completed in May 1998, which incorporated certain aspects of the April 1996 and April 1997 agreements and each of X-Cal and Amax agreed to contribute its properties to the venture in which each owned a 50% interest.

4. Mineral property interests (Continued)

Sleeper Gold Project (Continued)

The total X-Cal Sleeper area land holding is 981 claims (2002: 971 claims) totalling approximately 19,620 acres (2002: 19,420 acres). X-Cal retains sole ownership outside of the joint venture of 248 of those claims following an election by Amax not to contribute its pro rata share of the acquisition costs for those claims. X-Cal staked 10 new claims in 2002 to pick up ground within the central portion of the property that had previously been held by a third party. Kinross has agreed to contribute its pro rata share of acquisition costs for these new claims and to have these claims added to the joint venture.

In June 1998, Amax Gold Inc. amalgamated with Kinross Gold Corporation. In March 1999, the company signed an agreement ("Option Agreement") with Kinross, under which Kinross granted the company an option to purchase all of its interest in the joint venture. As consideration for the option, the company paid U.S. $50,000 and issued 500,000 common shares. Subsequently, the option was extended to April 25, 2000 in return for a further 500,000 shares. Originally, the option could be exercised by the company paying U.S. $1,300,000, issuing 1,000,000 common shares, and assuming all future reclamation liabilities at the Sleeper mine site, estimated at U.S. $5,500,000. By agreement dated February 29, 2000 the terms of the option were amended by increasing the 1,000,000 share requirement to 5,400,000 shares of X-Cal.

On April 24, 2000, the Option Agreement with Kinross was amended and extended until September 30, 2000 ("Amended Option Agreement"). Under the terms of the amended option, the company agreed to pay to Kinross U.S. $2,000,000 by September 30, 2000 to be used by it for reclamation, and to issue the 5,400,000 common shares by September 30, 2000. In addition, the company agreed to fund the balance of U.S. $3,500,000 in reclamation costs budgeted as to U.S. $1,450,000 in 2001; U.S. $1,100,000 in 2002; U.S. $600,000 in 2003; and U.S. $350,000 in 2004. Upon full payment of the consideration, recorded title to the property shall be transferred to the company.

On October 13, 2000, the company signed a First Amendment to the Amended Option Agreement with Kinross that extended the time by which the company may purchase all of Kinross' interest in the joint venture to January 31, 2001. Under the terms of the amended agreement, the company paid U.S. $250,000 of the U.S. $2,000,000 initial reclamation payment with the U.S. $1,750,000 balance to be paid by January 31, 2001 (subsequently extended to December 30, 2001 by an agreement dated June 26, 2001). The consideration for this extension was the issuance of 1,500,000 common shares of X-Cal of which 500,000 were issued in 2001 and 1,000,000 in 2002.

In December 2001, Kinross agreed to extend X-Cal's option on the Kinross portion of the Sleeper Gold Project and the requirement to make the U.S. $1,750,000 reclamation payment until December 30, 2003 for $Nil consideration.

Pipeline Area - Mill Claims

The Mill claims were acquired by staking. The company issued 100,000 shares as finders fees in connection with this area, one-half of which attributed value has been written off in conjunction with the abandonment of other claims in this area.

Snowbird Group

To maintain its interest in the property, the company had agreed to pay an annual advance royalty of $12,000. In April 1999, the royalty holders agreed to sell all of their rights and interests in the claims in exchange for 99,990 common shares. These shares were issued in May 2000.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
March 31, 2003 and 2002

5. Capital assets

	Cost	Accumulated Depreciation	2003 Net Book Value	2002 Net Book Value
Vehicles	$ 91,337	$ 39,702	$ **51,635**	$ 11,463
Office equipment	80,799	72,457	**8,342**	5,553
Leasehold improvements	21,848	14,938	**6,910**	9,729
	$ 193,984	$ 127,097	$ **66,887**	$ 26,745

6. Term debt

The company purchased a motor vehicle with future minimum loan payments as follows:

2004	$ **6,272**
2005	**6,272**
2006	**6,272**
2007	**6,273**
	25,089
Less: amount representing interest at 2.9%	**1,427**
	23,662
Less: amount due within one year	**5,661**
	$ **18,001**

7. Capital stock

Authorized:
100,000,000 common shares without par value

Issued:	Shares	Value
Balance, March 31, 2001	**47,416,243**	$ **22,639,447**
For cash (net of issue costs)	**3,839,840**	**579,480**
To acquire mineral property interests (Note 4)	**1,000,000**	**167,500**
Balance, March 31, 2002	**52,256,083**	**23,386,427**
For cash (net of issue costs)	**12,156,833**	**4,436,301**
Balance, March 31, 2003	**64,412,916**	$ **27,822,728**

7. Capital stock (Continued)

Stock options

The company has a stock option plan under which directors, officers and other key employees and consultants to the corporation and its subsidiaries may be granted options to purchase shares. The number of common shares subject to options granted under the Plan is limited to 5,000,000 common shares in aggregate, and 5% of the issued capital at the date of the grant with respect to any one optionee. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed five years.

A summary of the status of the company stock option plan and changes during the years is presented below:

	2003 Shares		2003 Weighted Average Exercise Price	2002 Shares		2002 Weighted Average Exercise Price
Outstanding, beginning of year	3,575,000	$	0.30	2,850,000	$	0.32
Granted	2,230,000	$	0.49	2,350,000	$	0.30
Exercised	(1,042,500)	$	0.31	-	$	-
Expired	(1,075,000)	$	0.31	(1,625,000)	$	0.32
Outstanding, end of year	3,687,500			3,575,000		

The following information applies to options outstanding and exercisable at March 31, 2003:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price
$0.25 to $0.38	1,757,500	0.8	$	0.30
$0.47	1,475,000	3.7	$	0.47
$0.70 to $0.75	455,000	1.3	$	0.71
$0.25 to $0.75	3,687,500		$	0.42

7. Capital stock (Continued)

Warrants

A summary of share warrant activity during the year is as follows:

	2003 Shares	2003 Weighted Average Exercise Price	2002 Shares	2002 Weighted Average Exercise Price
Outstanding, beginning of year	4,756,507	$ 0.24	4,041,667	$ 0.31
Granted	4,249,667	$ 0.53	3,839,840	$ 0.21
Exercised	(2,615,000)	$ 0.24	-	$ -
Expired	(166,667)	$ 0.35	(3,125,000)	$ 0.31
Outstanding, end of year	6,224,507		4,756,507	

The following table summarizes information concerning outstanding and exercisable warrants at March 31, 2003:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.18 to $0.25	2,189,840	0.5	$ 0.23
$0.30	1,535,000	2.1	$ 0.30
$0.60 to $0.75	2,499,667	1.7	$ 0.70
$0.18 to $0.75	6,224,507		$ 0.44

Stock-based compensation

For the year ended March 31, 2003, the compensation cost of stock options granted to non-employees which was expensed was $107,537; $66,462 was capitalized to mineral properties; and $18,663 was charged to capital stock as financing costs. The combined amount of $192,662 was credited as contributed surplus. During the year, stock options assigned a value of $18,663 were exercised, leaving a balance of $173,999 in contributed surplus.

For stock options granted to directors and employees, the fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Method with the following assumptions:

Risk-free rate of return	4.14%
Expected dividend yield	-
Expected stock price volatility	110%
Expected option life in years	4

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

7. Capital stock (Continued)

Stock-based compensation (Continued)

Had the company accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the year ended March 31, 2003 would be as follows:

Net loss for the year		
Reported	$	969,467
Pro-forma		1,481,027
Basic and diluted loss per share		
Reported		0.02
Pro-forma		0.03

8. Related party transactions

The company has made loans to a director to purchase shares, as described in Note 3. Also, the company paid legal fees of $14,044 (2002: $15,490) to a law firm in which a director of the company is a partner. The company also paid $31,600 (2002: $Nil) in consulting fees to a director of the company.

9. Income taxes

The components of the company's future income tax assets are as follows:

		2003		2002
Mineral properties	$	1,173,000	$	1,185,000
Share issue costs		47,000		4,000
Non-capital losses carried forward		1,048,000		792,000
U.S. net operating losses carried forward		95,000		103,000
Total future income tax assets		2,363,000		2,084,000
Valuation allowance		(2,363,000)		(2,084,000)
Net book value	$	-	$	-

The company has non-capital losses of $2,943,000 available to reduce future taxable income which under Canadian income tax laws expire as follows:

2004	$	308,000
2005		482,000
2006		-
2007		364,000
2008		408,000
2009		434,000
2010		947,000
	$	2,943,000

The company also has reported net operating losses in the U.S. of $240,000 that are available to reduce taxable income in future years. These losses will expire in the period from 2012 to 2023 if not utilized.

9. Income taxes (Continued)

The income tax recovery shown on the statements operations differs from the amounts obtained by applying combined Canadian Federal and Provincial statutory rates to the net loss before taxes as follows:

	2003	2002
Combined statutory rate at 39.12% (2002: 43.37%)		
Income tax recovery based on the statutory rate	$ 379,000	$ 186,000
Tax effect of expired losses	(91,000)	(114,000)
Other	(9,000)	2,000
Increase in valuation allowance	(279,000)	(74,000)
Income tax recovery for the period	$ -	$ -

10. Segmented information

The company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the United States of America. The net loss and assets identifiable with those geographic areas are as follows:

	2003	2002
Net loss		
Canada	$ (968,636)	$ (428,250)
U.S.A.	(831)	(785)
	$ (969,467)	$ (429,035)
Assets		
Canada	$ 3,061,305	$ 143,057
U.S.A.	15,515,048	14,727,617
	$ 18,576,353	$ 14,870,674

11. Securities regulatory matter

The company has received a letter from the British Columbia Securities Commission containing a Continuous Disclosure Review as part of their "ongoing program to improve the quality of disclosure to investors". The company has been advised that its 2002 Annual Information Form and certain other technical information have not been presented in compliance with commission policies.

In response to the review, X-Cal has initiated a program to update information disclosed about the company and its mineral properties to comply with the stated policies and intends to file a new Annual Information Form in the appropriate form.

X-Cal Resources Ltd.

Consolidated Schedules of Mineral Property Interests

Years Ended March 31, 2003

	2003				2002			
	Sleeper Gold Project	Pipeline Area – Mill Claims	Snowbird Group	Total	Sleeper Gold Project	Pipeline Area – Mill Claims	Snowbird Group	Total
Balance, beginning of year	$ 14,637,225	$ 90,392	$ -	$ 14,727,617	$ 14,196,091	$ 75,623	$ -	$ 14,271,714
Acquisition and property holding costs								
Advance royalties	46,674	-	-	46,674	81,993	-	-	81,993
Purchase payments	-	-	-	-	167,500	-	-	167,500
	46,674	-	-	46,674	249,493	-	-	249,493
Exploration costs								
Assays	30,753	-	-	30,753	-	-	-	-
Automobile	1,407	563	844	2,814	622	191	144	957
Claim staking	3,574	-	-	3,574	-	-	-	-
Consulting								
Geological	60,776	53	1,092	61,921	2,161	381	44	2,586
Mineral claims	925	275	200	1,400	-	-	-	-
Contract geologists	82,836	-	-	82,836	-	-	-	-
Depreciation	3,740	421	632	4,793	5,871	153	115	6,139
Drilling	230,159	-	-	230,159	-	-	-	-
Field expenses	19,056	1,146	2,257	22,459	8,892	1,852	521	11,265
Insurance	1,498	731	768	2,997	1,221	170	162	1,553
Licences and fees	170,140	6,215	1,680	178,035	160,424	5,948	4,735	171,107
Mapping	6,610	-	26,791	33,401	-	1,014	-	1,014
Reclamation	4,746	-	-	4,746	-	-	-	-
Stock based compensation	66,462	-	-	66,462	-	-	-	-
Telephone	2,162	216	865	3,243	1,660	664	166	2,490
Travel and transportation	16,550	1,743	3,486	21,779	3,888	1,196	898	5,982
Wages	26,000	2,000	4,000	32,000	7,200	3,200	1,600	12,000
	727,394	13,363	42,615	783,372	191,939	14,769	8,385	215,093
Mineral property exploration costs expensed	-	-	(42,614)	(42,614)	(299)	-	(8,384)	(8,683)
Balance, end of year	$ 15,411,293	$ 103,755	$ 1	$ 15,515,049	$ 14,637,224	$ 90,392	$ 1	$ 14,727,617

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") should be read in conjunction with the audited Consolidated Financial Statements and related Notes, which are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars.

All references to "2003" refer to the fiscal year ended March 31, 2003 and all references to "2002" refer to the fiscal year ended March 31, 2002.

General

X-Cal Resources Ltd. is a gold exploration company with properties located in Nevada, USA and British Columbia, Canada. The Company is listed on The Toronto Stock Exchange. Its executive offices are located in Vancouver, British Columbia and in Toronto, Ontario, Canada.

The Company has three North American gold properties: the Sleeper Gold Property in Humboldt County, Nevada, the Mill Creek Property in Lander County, Nevada, USA and the Snowbird Gold Property in British Columbia, Canada.

The Sleeper Gold Property has been assembled over a period extending from 1993 to the present into a District scale (30 square mile) project, with a gold resource and targets for new deposits. To date, the main thrust of the Company's work has been to assemble and document the Project at a cost in excess of $15,000,000. The current work to the property has involved more than 20,000 feet of new drilling this year, which has added to our understanding of the property. Work is expected to continue throughout the calendar year and will be reported on with the assistance of technical personnel who are qualified under the definitions given under National Instrument 43-101.

The Company has until December 30, 2003 to exercise its option on the Kinross interests in the Sleeper Gold District.

The view of management based on the work to date is that the completion of the purchase of the Kinross interest in the district should be carried out, if it can be accomplished in a transaction that does not create excessive share dilution.

The Mill Creek Property is located in the Cortez Joint Venture Area, Lander County, Nevada, near Placer Dome Inc.'s Cortez and Pipeline Gold Mines. This is the area where Placer Dome has announced the new Cortez Hills discovery and where Placer Dome has found new gold mineralization known as E.T. Blue. There have been three offers made for the 100% owned X-Cal Mill Creek Property as a result of discussions with major companies who are landholders in the area. Past proposals did not meet the Company's criteria. It is the intention of the Company to continue to hold this property until an offer that does meet our criteria is received or we elect to carry out our own independent drill program.

The Snowbird Gold Property in British Columbia was written down in fiscal 2000. The current costs incurred on the Snowbird Property were expensed in fiscal 2003. An offer for this property is currently under discussion. The offer will be subjected to a fairness opinion.

Results of Operations

X-Cal recorded a net loss of $969,467 or $0.02 per common share in 2003 compared to a net loss of $429,035 or $0.01 per common share in 2002.

Interest income from cash and short-term monetary investments in 2003 increased to $19,158 from $965 in 2002 due to higher cash balances on hand throughout the year.

General and administrative expenses in 2003 were $911,548 compared to $421,132 in 2002, an increase of 116%. During 2003, the Company increased its investor relations program to raise X-Cal's profile in the investment community. Accordingly, investor relations costs were $236,394 in 2003 compared to $22,727 in 2002. These costs were comprised of $104,239 for presentations to institutional investors in Europe as well as attendance at the New York Gold Institutional Conference, $107,537 in stock-based compensation of consultants, and $24,618 in contributions primarily to the Geological Association of Nevada. Shareholder communications included $67,326 for reports on X-Cal and $38,222 in news releases and printing and $15,801 in other related expenses. Consulting fees were $31,600 in 2003 compared to $18,333 in 2002, an increase attributable to financial consulting fees for current and prior years provided by a director of the Company.

Legal, accounting and audit fees increased to $58,454 in 2003 from $30,971 in 2002 due to an increase in audit and tax services provided by Grant Thornton. Salaries and benefits increased to $211,950 in 2003 from $123,592 as a result of a performance bonus of $100,000 to an officer of the Company. Stock exchange fees increased to $50,898 in 2003 from $31,527 in 2002 because of the higher number of shares issued in private placements in 2003 compared to 2002. During 2003, the Company relocated its British Columbia office and due to the increased activity in investor relations and the mineral properties, office, rent, telephone and travel costs increased in 2003. The location of the Company's Ontario office remains unchanged.

X-Cal recorded an unrealized foreign exchange loss of $34,463 in 2003 compared to a loss of $185 in 2002. This loss was primarily generated from the strengthened position of the Canadian dollar against the US dollar on the US$1,139,883 in short-term monetary investments held by the Company at the end of 2003.

Mineral property exploration costs expensed relate to the Snowbird property that was written down to $1.00 in fiscal 2000. The renewed expense on the property was to prepare it for an offer to purchase, which has now been received and is under review.

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for the two years ended March 31, 2003:

2003	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest income	**$197**	**$26**	**$1,066**	**$17,869**	**$19,158**
Net loss	**$195,397**	**$119,686**	**$272,486**	**$381,898**	**$969,467**
Loss per share	**$0.004**	**$0.002**	**$0.004**	**$0.01**	**$0.02**

2002	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest income	$586	$Nil	$377	$2	$965
Net loss	$73,451	$60,269	$102,329	$192,986	$429,035
Loss per share	$0.002	$0.001	$0.002	$0.005	$0.01

Liquidity and Capital Resources

At the end of 2003, the Company had a working capital balance of $2,666,873 compared to a working capital deficiency of $154,718 in 2002. This reflects increased equity financing raised in 2003. This amount includes $2,448,123 held in guaranteed investment certificates and term deposits with the Bank of Montreal.

As at March 31, 2003, X-Cal had cash and short-term investments of $2,764,420 as compared to $20,561 at March 31, 2002. This increase was the result of the issuance of 8,499,333 common shares in private placements for net proceeds of $3,490,301; 1,042,500 common shares issued in the exercise of options for $322,000 and 2,615,000 shares issued in the exercise of warrants for $624,000.

Contractual property acquisition and holding costs for 2003 were $46,674 compared to $249,493 in 2002. The decrease is primarily due to the issuance of shares in lieu of cash to Kinross Gold under the First Amendment to the Amended Option Agreement dated October 13, 2000. (5.4 million shares of X-Cal were paid to Kinross Gold in 2002 as part of the Sleeper Option To Purchase Agreement).

Exploration and annual property costs deferred in 2003 were $787,432 compared to $455,903 in 2002. Of that amount, $774,068 was incurred on the Company's Sleeper Gold property and $13,363 on the Mill Creek property. Major increases in expenditures of assays, drilling, consulting and contract geologists were primarily due to the start of a drill program in the Sleeper Gold property begun in the fourth quarter of 2003.

Outlook

The gold production industry has consolidated and now faces reserve replacement, as predicted in our 2001 and 2002 annual reports. X-Cal has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. The Company has an option agreement with Kinross Gold Corporation that is valid until December 30, 2003. If the option exercise is completed by X-Cal it will consolidate title to the district. Management views this course of action as a step that could pave the way for longer-term development of the district. The Company outlined a proposed structure to fund the exercise of this option in a press release dated July 24, 2003. The proposal is subject to regulatory approval and to the availability of financing.

The Company has assembled an industry-recognized team to carry out exploration work at Sleeper. The team has reported positively on the potential of this property and is carrying on exploration, which is expected to continue throughout 2003.

The Mill Creek Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is expected to have increased exploration activity, which may bring a development offer for the Mill Creek Property that is more attractive than the previous offers that have come from major companies with properties in this area.

Predictions about the direction of the gold price either upwards or downwards are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus.

Risks and Uncertainties

X-Cal is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involve significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

X-Cal is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of fiscal 2004. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. X-Cal's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

X-Cal Resources Ltd.

CORPORATE DIRECTORY

DIRECTORS

John M. Arnold
William E. Bateman
Daniel W. Kappes
Shawn M. Kennedy

AUDITORS

Grant Thornton, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange: XCL

TRANSFER AGENT

Computershare Trust Company of Canada, Toronto

CORPORATE ADDRESS

PO Box 48479, Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
Website: www.x-cal.com

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